Exhibit 99

AMENDING AGREEMENT BETWEEN MAGNA INTERNATIONAL INC. as Borrower AND THE BANK OF NOVA SCOTIA as Administrative Agent AND THE BANK OF NOVA SCOTIA , CITIGROUP GLOBAL MARKETS INC ., BofA SECURITIES , INC ., BNP PARIBAS SECURITIES CORP ., ROYAL BANK OF CANADA and THE TORONTO - DOMINION BANK as Joint Lead Arrangers and Joint Book r unners AND THE FINANCIAL INSTITUTIONS from time to time parties hereto , as Lenders To r# : 9527775 . 7 MADE AS OF April 13, 2020

THIS AMENDING AGREEMENT (this "**Amending Agreement**") made as of the 13th day of April, 2020.

BETWEEN:

MAGNA INTERNATIONAL INC.

(hereinafter referred to as the "**Borrower**")

- and -

THE FINANCIAL INSTITUTIONS indicated on the signature pages hereto

(hereinafter referred to as the "**Lenders**")

- and -

THE BANK OF NOVA SCOTIA, as administrative agent

(hereinafter referred to as the "**Agent**")

WHEREAS the Borrower, the Agent and the Lenders are party to an amended and restated credit agreement dated as of May 24, 2019 (the "**Credit Agreement**");

AND WHEREAS the parties hereto wish to amend certain terms and conditions of the Credit Agreement;

NOW THEREFORE THIS AMENDING AGREEMENT WITNESSES THAT in consideration of the covenants and agreements contained herein and for other good and valuable considerations, the parties hereto agree to amend the Credit Agreement as provided herein:

1. General

In this Amending Agreement (including the recitals) unless otherwise defined or the context otherwise requires, all capitalized terms shall have the respective meanings specified in the Credit Agreement.

2. To be Read with Credit Agreement

This Amending Agreement is an amendment to the Credit Agreement. Unless the context of this Amending Agreement otherwise requires, the Credit Agreement and this Amending Agreement shall be read together and shall have effect as if the provisions of the Credit Agreement and this Amending Agreement were contained in one agreement. The term "Agreement" when used in the Credit Agreement means the Credit Agreement as amended, supplemented or modified from time to time.

Tor#: 9527775.7

- 2 - To r# : 9527775 . 7 3. Amendments (a) Sect i on 1 . 1 of the Credit Agreement is hereby amended by adding the following definition in its proper alphabetical order : "" Second Closing Date " means April 13 , 2020. " (b) Section 1 . 1 of the Credit Agreement is hereby amended by deleting the pr i cing chart in the definition " App licable Margin " and replacing such delet i on as follows : "Level Credit Rating: Fitch and S&P/ Moody's BA Acceptance Fee, BA Rate and LIBO Rate Margin Prime Rate Margin and Base Rate Canada Margin IV. - V. - Facility Fee Rate - - hen The margins noted above (excluding the Facility Fee Rate) w i ll increase by the aggregate outstanding Advances exceeds 50% of the total Commitments ." (c) Sect i on 1 . 1 of the Cred i t Agreement is hereby amended by deleting the reference to "June 22 , 2020" i n the defin i tion " Final Repayment Date " and replacing such deletion with "April 12 , 2021 " : (d) Section 1 . 1 of the Credit Agreement is hereby amended by add i ng the following at the end of the definition " LIBO Rate " : " The LIBO Rate shall at no time be less than - " (e) Section 1 . 1 of the Credit Agreement is hereby amended by adding the following at the end of the definit i on " BA Schedule I Rate " : " The BA Schedule I Rate shall at no time be less than - " (f) Section 1 . 1 of the Cred i t Agreement i s hereby amended by deleting the defin i tions " Term - Out Date " and " Term - Out Option " . (g) Sect i on 2 . 1 of the Cred i t Agreement is hereby amended by deleting "US$300 , 000 , 000 " and replacing such delet i on w i th " US$1 , 000 , 000 , 000 ". (h) Section 2.12 of the Credit Agreement is deleted in its entirety . ( i ) Sect i on 5.4 of the Cred i t Agreement is hereby amended by the delet i ng the reference to " US$300 , 000 , 000 as of the Closing Date " and replacing such deletion with " US$1 , 000 , 000 , 000 as of the Second Closing Date ".

- 3 - U) Schedule A of the Credit Agreement is deleted in its entirety and replaced with Schedule A attached to the Amending Agreement. To r# : 9527775 . 7 4. Representations and Warranties In order to induce the Agent and the Lenders to enter into this Amending Agreement, the Borrower represents and warrants to the Agent and the Lenders as follows , which representations and warranties shall surv i ve the execution and delivery hereof: ( a ) ( b ) (c) ( d ) the representations and warranties set forth in Article 9 of the Credit Agreement continue to be true and correct as of the date hereof with reference to facts subsisting on such date except for those representations and warranties which speak to a specific date (provided that the representations speaking to the " Closing Date " are to be made, and are to be true and correct, as of the Second Closing Date); all consents and approvals required i n connection with the execution and delivery by the Borrower of this Amending Agreement have been obtained ; the execution and delivery of this Amending Agreement does not conflict with or contravene any agreement to wh i ch the Borrower is party; and all necessary action has been taken to authorize the execution , delivery and performance of this Amending Agreement by the Borrower . The Borrower has duly executed and delivered this Amending Agreement. This Amending Agreement is a legal, valid and binding obligation of the Borrower enforceable against it by the Agent and the Lenders in accordance with its terms. 5. Conditions Precedent This Amending Agreement shall be subject to and conditional upon the following conditions precedent being satisfied : ( a ) execution and delivery of this Amending Agreement by the Borrower , the Agent and the Lenders ; ( b ) there exists no Default or Event of Default and an officer of the Borrower shall have cert i fied as such ; (c) ( d ) all representations and warranties set forth in Section 4 of this Amending Agreement shall be true and correct and an officer of the Borrower shall have certified as such ; th e Agen t shall hav e received a n upfron t fe e i n th e amoun t o f to be distributed to the Lenders based on their Proportionate Share ; and ( e ) the Agent shall have received an officer ' s certificate from the Borrower .

To r# : 9527775 . 7 - 4 - 6. Opinion The B orrower shall provide to the Agent on or prior to April 15 , 2020 a legal opinion from Borrower's Counsel with respect to the enforceability of this Amending Agreement. 7. Exp e ns e s The Borrower shall pay all r easonab l e fees and expenses , including , without limitation , legal fees incur r ed by the Agent and the Lenders in connection with the preparation , negotiation , completion , execution , delivery and review of this Amending Agreement and all other documents and instruments arising therefrom and/or executed in connection therewith. 8 . Cont in u a n c e of Cr e di t Ag r e em ent The Credit Agreement , as changed , altered , amended or modified by this Amending Agreement , shall be and cont i nue in fu ll force and effect and is hereby confirmed and the rights and obligations of all parties thereunder shall not be affected or pre j udiced in any manner except as specifically provided for herein. 9. C o un t erp a rt s This Amending Agreement may be executed in any number of separate counterparts , each of which shall be deemed an original and all of said counterparts taken together shall be deemed to constitute one and the same instrument. 10. Govern i ng L aw This Amending Agreement shall be construed and i nterpreted in accordance with the laws of the P rovince of Ontario and the laws of Canada applicable therein and each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of Ontario. [remainder of page intentionally left blank]

S - 1 IN WITNESS WHEREOF the parties hereto have executed this Amending Agreement as of the day and year first above written. MAGNA INTERNATIONAL INC . by N ame: Vincent J. G lifi Title: Executive Vice - President & Chief Financial Officer Name: Paul H. Brock Title: Vice - President & Treasurer Amending Agreement to Amended and Restated Credit Agreement (Magna International Inc .) T or#: ss21ns.7

S - 2 Tor#: 952 777 5 . 6 THE BANK OF NOVA SCOTIA , as Agent b y N ame: Title: Amending Agreement to Amended and Restated Credit Agreement (Magna lntemational Inc.)

S - 3 Amending Agreement to Amended and Restated Credit Agreement (Ma gna International Inc.) Tor# : 9527775 . 6 THE BANK OF NOVA SCOTIA , as Lender by Name: Tit l e: Jamie Davis Director Name: Title : Lihor Abraham Associate Director

S - 4 Amending Agreement to Amended and Restated Credit Agreement (Ma gna International Inc.) Tor# : 9527775 . 6 BNP P A RIBAS , as a Lender by L,U/tu; Title: Tit l e: Name: Rod O'Hara Maea Name: Zainuddrn Ahmed Director

S - 5 Amending Agreement to Amended and Restated Credit Agreement (Ma gna International Inc.) Tor# : 9527775 . 6 BANK OF AMERICA , N.A ., CANADA BRANCH , as a Lender by :t:GZ Title: Director N am e : Title:

S-6

**CITIBANK, NA., CANADIAN BRANCH,**
as a Lender

by

Name: Niyousha Zarinpour
Title: Authorised Signer

Name:
Title:

*Amending Agreement to Amended and Restated Credit Agreement (Magna International Inc.)*
Tor#: 9527775.6

S - 7 Amending Agreement to Amended and Restated Credit Agreement (Magna International Inc.) T or# : 9527775.6 RO Y AL BANK OF CANADA , as a Le n de r _ / by t ? - Name: Title: Chris Cowan Authorized Signatory Name: Ti t le:

S - 8 Amending Agreement to Amended and Restated Credit Agreement (Magna International Inc.) T or# : 9527775.6 THE TO R ONTO - DOMIN I ON BAN K , as a Lender by Name: Andrew Rytel Title?';' Name: T im T h omas Title: Manag i ng Di r ector

SCHEDULE A LENDERS AND COMMITMENTS Lenders The Bank of Nova Scot i a BNP Paribas Citibank , N . A. , Canadian Branch Bank of America , N . A. , Canada Branch Royal Bank of Canada The Toronto - Domin i on Bank Commitment Total US$1,000,000,000 Tor# : 9527775. 7